September 14, 2005


Fax (     )      -
Room 4561

Luis Alvarez
Chairman and Chief Executive Officer
Tradequest International, Inc.
2501 North Green Valley Parkway, Suite 110-D
Henderson, NV 89014

      RE: 	Tradequest International, Inc.
      	Form 10-KSB for Fiscal Year Ended December 31, 2004
		File No. 000-27609

Dear Mr. Kaufman:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 5 - Change in Ownership, page 13

1. We note your issuance of 20,139,245 shares of common stock to Loyola Holdings and 20,139,245 shares of common stock to Margot Hutchinson for cash of $0.003 per share, on August 31, 2004. We further note your disclosure under Item 5 that your stock price ranged from $0.18 to $0.40 per share during the third quarter of 2004. Tell us the business reasons for issuing common stock for $.003/share which appears to be significantly below the fair value of your common stock ($0.18 to $0.40) disclosed in your filing. Also tell us the quoted market price of your common stock on August 31, 2004.

2. Considering the major shareholder of Loyola Holdings is an officer of your Company, tell us your consideration of SFAS No. 123 with regard to recording compensation expense for the shares issued to Loyola Holdings.

3. As it relates to the shares of common stock issued to Margot Hutchinson on August 31, 2004, we note from disclosures in your March
31, 2005 10-Q that she sold those shares on January 5, 2005 to Lalita
Janke, the mother of Ash Mascarenhas an executive officer and major shareholder in your Company. Tell us whether Margot Hutchinson is a related party or provided any services to your Company, and if so, how you considered disclosing this information in your 10-KSB and 10-
QSB.

Item 12. Certain Relationships and Related Transactions

4. We note that you issued 4,305,566 shares of common stock to Randall K. Read, a former president of your Company, as part of a Release and Indemnity Agreement. Tell us how you accounted for this issuance of common stock including the amounts recorded as expense and how you determined the amount to be recorded. Considering Mr. Read is a former President of your Company, tell us how you considered SFAS 123 in accounting for this transaction.

5. You disclose the assignment of royalty income from Text
Retrieval
Systems, Inc. to Mr. Read as part of the Release and Indemnity Agreement and that the total royalty to be paid is approximately $1.5 million. Tell us whether it is your obligation to pay this royalty, the amount of royalties that have been paid and are owed to Mr. Read as of December 31, 2004 and subsequent interim periods. Further explain the nature of the relationship between Text Retrieval Systems, Inc. and your Company, if any.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
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Luis Alvarez
Tradequest International, Inc.
September 14, 2005
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